EXHIBIT 99.2

News Release

Rosetta Genomics Launches Oncology Sales Team

Initiates U.S .Commercial Strategy for Advanced microRNA Diagnostics

PHILADELPHIA and REHOVOT, Israel (May 3, 2011) – Rosetta Genomics, Ltd. (NASDAQ: ROSG) today announced the launch of a U.S. oncology sales team for the commercialization of its microRNA-based diagnostic tests, with a primary focus on its miRview™ mets and mets² tests for the accurate identification of the primary tumor site in metastatic cancers and Cancer of Unknown Primary (CUP).

Approximately one-third of all cancer patients are diagnosed with metastases, and a large proportion of those cases may have metastases whose primary origin is uncertain even after extensive testing. The use of Rosetta’s miRview™ mets and mets² assays may assist physicians to rule out or rule in several suspected origins, as well as offer physicians new origins to explore. Identifying the primary cancer is becoming more important as an increasing number of targeted treatment options specific to certain cancers and tumor types have become available for use by treating clinicians.

Rosetta has recruited an initial core team of four oncology sales specialists, each of whom has a minimum of nearly 20 years of relevant sales experience.  The Company expects to expand this team over the coming quarters.  These sales executives are intended to function as product experts for Rosetta’s microRNA-based diagnostic tests and will be strategically located in key oncology markets in the United States, calling on pathologists and oncologists at the leading cancer institutions and clinics.

“We are very excited to launch our first company-led U.S. commercial effort for our microRNA-based diagnostic tests.  This commercial effort marks an important transformation for Rosetta from a research and development focused entity to a fully-integrated biopharmaceutical company with a growing commercial presence.  Our near term strategy is to focus our resources on commercializing the miRview™ mets tests as they address an important unmet medical need.  With approximately 200,000 CUP and difficult to diagnose metastatic cancer patients per year in the United States, this likely represents our largest near-term market opportunity.  Our marketing efforts will continue to be supported by the on-going clinical validation of our tests and underlying microRNA technology, such as the recently published data by M. D. Anderson researchers in Clinical Cancer Research which showed our miRview™ mets test to accurately identify the tumor of origin in CUP patients.  In addition, we have several clinical studies validating the accuracy of our microRNA diagnostic tests accepted for poster presentations at the upcoming annual meeting of the American Society of Clinical Oncologists,” commented Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.  “As evidenced by the M. D. Anderson data and further corroborated by similar findings in a published study by researchers at the University of Heidelberg, our miRview™ mets test has more validated data in true CUP patients than any of our competitors’ tests.”

“We are confident that clinical data such as these will continue to validate our technology and will provide our sales representatives with the compelling value proposition to enhance and accelerate the clinical adoption of our microRNA-based diagnostic tests.  We believe that the direct feedback and market knowledge gained by having our own people in the field will be invaluable to Rosetta as we expand upon our microRNA technology and enhance and improve our diagnostic product offerings.  Toward that end, in the coming months we plan to launch miRview™ lung, an advanced lung cancer diagnostic test that can also detect and amplify minute amounts of microRNA in our fine needle aspirate platform to distinguish between non-small cell lung and neuroendocrine cancers and for their further sub-classification.  This potential market represents approximately one million patients per year,” added Mr. Berlin.

About Cancer of Unknown Primary
Cancer of unknown primary (CUP) origin is the diagnosis when metastatic cancer is found but the place where the cancer began (the primary site) cannot be determined.  According to the U.S. National Cancer Institute, about 2 to 4 percent of all cancer patients have a cancer whose primary site is never identified. Identifying the primary tumor site is important because knowing its location and type often helps doctors plan the best treatment. Treatment that is specific to the suspected type of cancer is likely to be more effective.

About miRviewTM  Products
miRview™ are a series of microRNA-based diagnostic products offered by Rosetta Genomics.  miRview™ mets and miRview™ mets² accurately identify the primary tumor site in metastatic cancer and CUP.  miRview™ squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies.  miRview™ meso diagnoses mesothelioma, a cancer connected to asbestos exposure.  miRview™ tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment.  In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRview™ mets and miRview™ mets² test, 60,000 from miRview™ squamous and 60,000 from miRview™ meso.  The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com.   Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext  309.

About microRNAs
microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com .

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™  squamous, miRview™ mets and miRview™ meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statements
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	Lippert/Heilshorn & Associates Anne Marie Fields (212) 838-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com

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